Enterra Energy Trust Notice of First Quarter 2009 Results, Annual General and Special Meeting, Conference Call and Webcast Details

May 12, 2009, Calgary, Alberta – Enterra Energy Trust (“Enterra” or the “Trust”) will be announcing first quarter 2009 financial and operating results on Friday, May 15, 2009 prior to market opening.  A conference call and live audio webcast to discuss these results has been scheduled for Tuesday, May 19, 2009 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

To access the call on May 19, 2009, please dial 1-866-225-0198 or 416-340-8018 in Toronto.  The audio webcast will be available on the homepage of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. Mountain Time, May 26, 2009. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 1-800-408-3053 or 1-416-695-5800, followed by passcode 2424245#.

Enterra Energy Trust’s Annual General and Special meeting of unitholders will be held Friday, May 15, 2009 at 10:00 am in the Royal Room of the Metropolitan Centre, 333 4th Avenue SW, Calgary, Alberta.  Enterra’s unitholders, prospective investors and other interested parties are cordially invited to attend.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols ENT.UN, ENT.DB, ENT.DB.A and Enterra’s trust units are listed on the New York Stock Exchange under the symbol ENT.  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 58 percent natural gas and 42 percent crude oil and natural gas liquids.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or 1-877-263-0262
Webmail: info@enterraenergy.com

www.enterraenergy.com